FORM 6-K

SECURITIES AND EXCHANGE COMMISSION
Washington, DC 20549

REPORT OF FOREIGN PRIVATE ISSUER

Pursuant to Rule 13a-16 or 15d-16
of the Securities Exchange Act of 1934

For the month of October, 2005

CROW TECHNOLOGIES 1977 LTD.
(Translation of Registrant’s name into English)

12 Kineret Street, Airport City, Israel
(Address of Principal Executive Offices)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F ☒ Form 40-F ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1): _____.

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7): _____.

Indicate by check mark whether by furnishing the information contained in this Form, the registrant is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Act of 1934.

Yes ☐ No ☒

If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82-

Information contained in this Form 6-K

        Attached hereto as Exhibit 1 is a free translation into English of the Notice of the convening of the annual general meeting of the shareholders of Crow Technologies 1977 Ltd., which will be published in two Israeli daily newspapers on October 20, 2005 and will be mailed to our shareholders during the week of November 6, 2005.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Date: October 19, 2005	Crow Technologies 1977 Ltd. BY: /S/ Shmuel Melman —————————————— Shmuel Melman Chief Executive Officer